Filed by Triton Container International Limited

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: TAL International Group, Inc.

Commission File No. 001-32638

Date: May 23, 2016

 Dear Colleagues,

Further to the message we sent on April 4th, we would like to provide more clarification on integration planning for Headquarters and Support functions. We have made good progress on identifying where the main functions will be located and the composition of the leadership teams.

Dean Bonomo will lead the Corporate Planning and Business Analysis function in San Francisco which will have responsibility for business analysis and strategic planning. Dean will report to Brian Sondey. Dean will also have responsibility for Credit and Risk Management, which in turn will be headed up by Peter Fraenkel. Contract Administration and Billing will be located in Purchase and headed up by Connie Kennedy.

Marc Pearlin will be General Counsel for the new Company, based in Purchase, and will continue to report to John Burns.  The new Company will also continue to work closely with Ian Schwartz on financing transactions, tax structuring and other projects.

The Finance, Treasury and Business Development functions will be headed up by Steve Controulis in San Francisco, with Michael Pearl and Jared Shaffer being other key members of the team. Steve will report to John Burns.

The Accounting function for the new company will eventually be located in Purchase and will be headed up by Michelle Gallagher, who will report to John Burns. However, in a very similar way to our systems integration plan, the combining of the two accounting teams will be a major undertaking (and one that of course is reliant on systems integration too), and we expect the respective departments of both companies to be heavily involved in this process for an extended period of time.  Mariella Da Costa will lead the Accounting Team in San Francisco through transition and will work closely with Michelle and John Burns.

Human Resources will be located in Purchase and led by Michael Limoncelli. Betsy Jones, currently head of HR at Triton and located in San Francisco, will provide integration and transition support and management through the end of the year.

++

The subsidiary field offices have also been provided with clarity for the new Company structure. Subsidiaries will remain in Shanghai, Hong Kong, Taipei, Singapore, Capetown, Seattle, London and Rio with much of their current Triton staff remaining, supplemented and augmented with TAL personnel. There will be a mixture of TAL and Triton representation in Hamburg, New Jersey, Miami, Tokyo and Sydney. TAL subsidiary offices will remain in Antwerp, Holland, San Rafael, Danville and Houston and will be made up predominantly of TAL personnel, supplemented and augmented with Triton staff. In locations where there are duplicate offices, one of the offices will be closed and TAL or Triton personnel will consolidate into the other. The new Company will no longer have subsidiary representation in Italy and France.

We would like to once again emphasize that the decisions taken through this process have been extremely difficult to reach and do not diminish the huge historical contributions from the senior leadership teams of both Triton and TAL, and all of our colleagues who are not being included in the post-integration TIL team.

Best wishes,

Brian and Simon

Important Cautionary Information Regarding Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding our views, estimates, plans and outlook, industry, future events, the proposed transaction between Triton and TAL, the estimated or anticipated future results and benefits of Triton and TAL following the transaction, including estimated synergies, the likelihood and ability of the parties to successfully close the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Triton and TAL management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Triton’s and TAL’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Triton and TAL operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Triton and TAL operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Triton’s or TAL’s management team; the ability of the parties to successfully close the proposed transaction; failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Triton and TAL; uncertainty as to the long-term value of Triton International Limited (“Holdco”) common shares; the expected amount and timing of cost savings and operating synergies; failure to receive the approval of the stockholders of TAL for the transaction, and those discussed in TAL’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2015 under the heading “Risk Factors,” as updated from time to time by TAL’s Quarterly Reports on Form 10-Q and other documents of TAL on file with the SEC and in the registration statement on Form S-4 that was filed with the SEC by Holdco. There may be additional risks that neither Triton nor TAL presently know or that Triton and TAL currently believe are immaterial which could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Triton’s and TAL’s expectations, plans or forecasts of future events and views as of the date of this communication. Triton and TAL anticipate that subsequent events and developments will cause Triton’s and TAL’s assessments to change. However, while Triton and TAL may elect to update these forward-looking statements at some point in the future, Triton and TAL specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Triton’s and TAL’s assessments as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

This communication is not a solicitation of a proxy from any stockholder of TAL. In connection with the proposed transaction, as stated above, Holdco has filed a registration statement on Form S-4 with the SEC on May 6, 2016 that includes a prospectus of Holdco and also includes a proxy statement of TAL. The registration statement has been declared effective by the SEC. TAL commenced mailing the proxy statement/prospectus to its stockholders on or about May 9, 2016. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. You are able to obtain the proxy statement/prospectus, as well as other filings containing information about TAL and Triton International Limited free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to TAL International Group, Inc., 100 Manhattanville Road, Purchase, New York 10577, Attention: Secretary.

The respective directors and executive officers of Triton, TAL and Holdco and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TAL’s directors and executive officers is available in the Form 10-K/A filed with the SEC on April 22, 2016 and in its proxy statement filed with the SEC on May 9, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and their respective interests are included in the proxy statement/prospectus filed with the SEC on May 9, 2016.